UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)

                              Nortel Inversora S.A.
                                (Name of Issuer)

                            CLASS B PREFERRED SHARES
                         (Title of Class of Securities)

                                    656567401
                                 (CUSIP Number)

                                December 2, 2003

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656567401

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Fintech Advisory Inc.

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [x] (b)*

              *Fimex International Ltd. directly owns 2,955,600 Shares, which is
               10.05% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Fimex International Ltd.

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

                 5.    Sole Voting Power:  0
Number of
Shares           6.    Shared Voting Power:  2,955,600
Beneficially
Owned by         7.    Sole Dispositive Power:  0
Each Reporting
Person With      8.    Shared Dispositive Power:  2,955,600

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             2,955,600

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 10.05%

       12.   Type of Reporting Person (See Instructions) IA

CUSIP No. 656567401

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Fimex International Ltd.

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [x] (b)*

              *Fimex International Ltd. directly owns 2,955,600 Shares, which is
               10.05% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Fimex International Ltd.

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             British Virgin Islands

                 5.    Sole Voting Power:  0
Number of
Shares           6.    Shared Voting Power:  2,955,600
Beneficially
Owned by         7.    Sole Dispositive Power:  0
Each Reporting
Person With      8.    Shared Dispositive Power:  2,955,600

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             2,955,600

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 10.05%

       12.   Type of Reporting Person (See Instructions) IC

CUSIP No. 656567401

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Julio Herrera

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [x] (b)*

              *Fimex International Ltd. directly owns 2,955,600 Shares, which is
               10.05% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Fimex International Ltd.

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

                 5.    Sole Voting Power:  0
Number of
Shares           6.    Shared Voting Power:  2,955,600
Beneficially
Owned by         7.    Sole Dispositive Power:  0
Each Reporting
Person With      8.    Shared Dispositive Power:  2,955,600

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             2,955,600

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 10.05%

       12.   Type of Reporting Person (See Instructions) HC

Item 1.  (a)   Issuer:  Nortel Inversora S.A.

         (b)   Address:

               Alicia Moreau de Justo 50
               Piso 11, C1107AAB
               Buenos Aires, Argentina

Item 2.  (a)   Name of Person Filing:

               Fintech Advisory Inc.
               Fimex International Ltd.
               Julio Herrera

         (b)   Address of Principal Business Offices:

               Fintech Advisory Inc.
               375 Park Avenue, Suite 3602
               New York, NY 10152

               Fimex International Ltd.
               Pasea Estate
               Road Town
               Tortola
               British Virgin Islands

               Julio Herrera
               375 Park Avenue, Suite 3602
               New York, NY 10152

         (c)   Citizenship:
               Please refer to Item 4 on each cover sheet for each filing person

         (d)   Title of Class of Securities
               CLASS B PREFERRED SHARES

         (e)   CUSIP Number:  656567401


Item 3.  Not Applicable

Item 4.  Ownership

         (a)   Amount beneficially owned: 2,955,600
         (b)   Percent of class: 10.05%
         (c)   Number of shares as to which the person has:

               (i)    Sole power to vote or direct the vote:  0
               (ii)   Shared power to vote or direct the vote:  2,955,600
               (iii)  Sole power to dispose or to direct the disposition of:  0
               (iv)   Shared power to dispose or to direct the disposition of:
                      2,955,600

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Julio  Herrera  is the  president  and  controlling  person of Fintech
         Advisory Inc. Fintech Advisory Inc. acts as investment adviser to Fimex International Ltd, an investment company organized in the British Virgin Islands. Fimex International Ltd. directly owns the shares reported on in this Schedule 13G.

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 1, 2004

                                          Fintech Advisory Inc.

                                          By: /s/ Julio Herrera
                                          ----------------------------
                                          Name:  Julio Herrera
                                          Title: President


                                          Fimex International Ltd.

                                          By: /s/ Julio Herrera
                                          ----------------------------
                                          Name:  Julio Herrera
                                          Title: Attorney-in-Fact


                                          By: /s/ Julio Herrera
                                          ----------------------------
                                          Name:  Julio Herrera